UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36351

PLx Pharma Winddown Corp.

(Exact name of registrant as specified in its charter)

8 The Green, Suite 11895 Dover, Delaware 19901 (973) 381-7408

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

*As previously disclosed, on April 13, 2023, PLx Pharma Winddown Corp. (formerly known as PLx Pharma Inc.) (the “Company”) and its wholly-owned subsidiary, PLx Opco Winddown Corp. (formerly known as PLx Opco Inc.) (together with the Company, the “Debtors”) filed voluntary petitions for relief under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Court”). On July 26, 2023, the Company filed its First Amended Combined Disclosure Statement and Joint Chapter 11 Plan of Liquidation (the “Combined Disclosure Statement and Plan” and, when the respective documents therein are referred to separately, each the “Disclosure Statement” and “Plan”) with the Court. On September 14, 2023, the Court entered an order that approved the Disclosure Statement on a final basis and confirmed the Plan, subject to certain modifications filed on September 11, 2023. On September 29, 2023, the Debtors filed a Notice of Effective Date with the Court and the Plan became effective in accordance with its terms. As of the Effective Date, and in accordance with the Plan, all outstanding shares of common stock of the Company were canceled and extinguished.

Pursuant to the requirements of the Securities Exchange Act of 1934, PLx Pharma Winddown Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PLX PHARMA WINDDOWN CORP.

Date: October 17, 2023	By:	/s/ Daniel R. Williams
	Name:	Daniel R. Williams
	Title:	Plan Administrator